February 28, 2007


VIA FEDERAL EXPRESS & EDGAR



Mr. Daniel L. Gordon
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:  AmeriResource "Technologies, Inc.
       Form 10-KSB for the year ended December 31, 2004
       Form 10-KSB for the year ended December 31, 2005
       Form 10-QSB for the quarter ended June 30, 2006
       Response letters dated September 12, 2006 and November 18, 2005 File No. 0-20033

Dear Mr. Gordon:

We have received your letter dated October 25, 2006, containing additional comments on the above referenced documents.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The following are our answers to your comments, numbered to correspond to your comments.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-5.
-----------------------------------------------
   1. We have reviewed your response to comment 1. Please tell us and disclose the various streams of revenue within the business section and the revenue recognition footnote. With the various acquisitions we cannot tell what subsidiary is generating revenue and if the revenue is being generated from one time contracts or multi-year contracts. In your response describe each stream of revenue and the accounting literature that applies. Revise your financial statements accordingly.

RESPONSE:

During the year ended December 31, 2004, the Company acquired RoboServer, and Net2Action. RoboServer was developing software for a kiosk during the year, and therefore generated no income. Net2Auction was acquired in December of 2004. Prior to the acquisition, Net2Auction had no income, and immaterial operations during December, 2004. West Texas Real Estate owned an oil and gas lease in Texas, but lacked the resources to develop the lease. As a result, the lease expired undeveloped on October 4, 2004 and the value of the lease ($1,700,000) was written off. Since then, West Texas Real Estate has had no income. Tomahawk Construction Company has been dormant since construction activities ceased in the late 1990's. During the year ended December 31, 2004, the parent company (AMRE) had consulting service income. Expenses generally consisted of salaries, and general and administrative expenses for the parent company, and expense relating to the pursuit of profitable operations.

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY, PAGE F-6
--------------------------------------------------------
   2. We have reviewed your response to comment 2. Please provide us with the entry that was recorded to record those additional outstanding shares. We would assume that the other part of the entry would be to record expense. We still do not understand how rounding and fractional share adjustments resulted in an understatement of issued shares in the amount of 2.2 million shares. In assuming the rounding up of pre-split shares under increments of 40 and only 25,000 shareholders, the maximum amount of adjustment would be much less than the account shown. Please clarify.

RESPONSE:

The company has experienced several reverse stock splits over the past several years most notably a 1 for 100 during 2002, and a 1 for 40 in 2004. To account for these reverse stock splits, the company recalculated the stock and paid-in capital by dividing the outstanding stock by the amount of the various reverse splits (for example 1 for 100 in 2002, and 1 for 40 in 2004). However, the transfer agent has fractional shares, and blocks of stock that don't divide evenly. Per the corporate resolution, fractional share were rounded up. An investor with say 81 shares before the 1 for 40 reverse split would end up with three share. The same is true with the 1 for 100 split. During a year-end review with our transfer agent, the company's number of shares outstanding didn't tie to the transfer number of shares outstanding. All of the current issuances tied out. After a detailed review of the differences, the company noted that the transfer agent had issue substantially more shares pursuant to the reverse splits than the company had accounted for. The transfer agent explained the difference as "rounding, and fractional shares". The amount seemed high to the company, so the company reconciled all issuances of stock pursuant to board minutes, and noted the differences related to brokerage house requests for post split shares. The transfer agent explained that they must accept the brokerage house calculations regarding the number of shares they are due.

In order for the financial statements at December 31, 2004 to accurately reflect the number of shares outstanding (as confirmed by the transfer agent), the company had to make an adjustment to the stockholders' equity. Since all the shares issued during the year were correctly disclosed and recorded in the Statement of Stockholders' Equity, the company recorded the difference to
"Fractional shares, rounding from splits". The offset was to Consulting expense. The end result was the correct recording of the number of shares outstanding at December 31, 2004.

CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-7
----------------------------------------------
   3. We note your proposal to amend your Consolidated Statement of Cash Flows in your response to comment 3. Please provide us with your proposed revised disclosure for fiscal years 2005 and 2004 as part of your response to this comment letter so we can determine if we have any further comments.

RESPONSE:

We propose to amend the Consolidated Statement of Cash Flows to reflect the adjustments pursuant to your comments 5-7 and 16. Several items in the Statement of Cash Flows have been combined, and/or netted. We propose to separate each item out to make the statement more readable. We have requested the cash flow work papers from Clyde Bailey to assist in adjusting the Consolidated Statement of Cash Flows. The adjusted Consolidated Statement of Cash Flows will follow.

NATURE OF BUSINESS AND BUSINESS COMBINATIONS, PAGE F-8
------------------------------------------------------
   4. We have reviewed your response to comment 4. Please tell us the value of the shares that you issued to obtain the 40% interest in Eagle Rider and how this value was determined. According to your response dated November 18, 2005, the value of the investment was written down to $71,500 and according to your 2005 financial statements the investment was sold for $55,000. Please tell us the amount of the impairment when you wrote the value down to $71,500 and what year this was recorded and tell us the amount of the impairment recorded in 2005. Also tell us where these amounts are recorded in the financial statements.

RESPONSE:

The company issued 250,000 shares of common stock to the 40% owner, and assumed a $60,000 note payable to the investor. The investment was valued at $209,000 at the time of the investment. At the time of the investment, the shares were valued between $0.22 and $0.28 (see note 5 to the financial statements). The value was determined based on a third party, arms-length negotiation with the seller. Other considerations were a) what similar franchises were being sold for within one year of the purchase; b) what the investor had purchased his 40% interest for a few years earlier; c) anticipated net-present value of future cash flows. Negotiations with the 60% owner broke down by the end of 2004, and accordingly, the financing necessary to meet future needs became unavailable. In early 2005 (prior to issuing the audit report), the 60% owner made an offer to purchase the company's 40% interest for $71,500. Since the company was in a minority position and financing seem unattainable, and other management and financial inconsistencies cropped up, the company accepted the offer. The investment was therefore recorded at $71,500, the amount of the accepted offer. In 2005, the 60% owner paid $55,000 in cash to the company. After several discussions, the company decided to accept the $55,000 as full payment. The additional loss was recorded as "Other income and expense" in the financial statements for the year ended December 31, 2005.

   5. In your response to comment 6 you have provided us with no information that would lead us to believe that you should consolidate Roboserver in 2005 and that you should account for this investment in accordance with the cost method of accounting in 2004. Please revise your financial statements to account for this investment in accordance with the equity method of accounting or provide us with the accounting literature that allows you to consolidate this entity in 2005.

    RESPONSE:

The parent company has control of RoboServer in that they control the day to day operations, hire and fire employees, provide financing, and control the Board of Directors. Based on a proposed SFAS issued in 1999, control can be obtained in ways other than through a majority interest of voting stock. The president of the parent company holds super voting preferred stock in RoboServer, and therefore no other entity could obtain control. Therefore, the president has indirect voting control of the subsidiaries. The parent company has a substantial block of stock, and no other entity or individual has a large block of stock. The parent has operational control. The president of the parent company is also the president of RoboServer.

ITEM 8A. CONTROLS AND PROCEDURES
--------------------------------
   6. In your response to comment 8 you state that one time errors in the accounting treatment and disclosures were due primarily to previous interpretations of accounting rules and circumstances which had subsequently changed. Please tell us what accounting rules you are referring to. Some of the errors that we have found are fairly routine in nature and this would lead us to believe that your controls are not effective. Please tell us what controls you have put in place to prevent further errors and potential restatements.


RESPONSE:

Interpretations  regarding  consolidation  vs.  equity  method  of  accounting.
Interpretations regarding valuation of investments and the timing of writing down the investment. Fractional shares and rounding regarding the number of common shares outstanding.
The company has also hired additional accounting personnel with more experience in the application of GAAP.


FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005
------------------------------------------------
FINANCIAL STATEMENTS
--------------------
CONSOLIDATED BALANCE SHEET, PAGE F-4
------------------------------------

   7. Please tell us and disclose in the notes to the financial statements the nature of the commitment and contingency for $105,000.

RESPONSE:

During the late 1990's, the company had several pending and threatened lawsuits, and had several trade accounts payable, and some payroll taxes due to the Internal Revenue Service. Per discussions with the attorneys at that time
(1997), the company determined that $105,000 was adequate to cover all disputed payables and pending or threatened lawsuits. This amount has been carried on the books to cover those contingencies. The statute of limitations has expired for the trade creditors, but a contingency relating to payroll taxes remains.

STATEMENT OF CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-7
-----------------------------------------------------------
   8. We note proceeds from the issuance of shares in the amount of over $1.2 million. However, we do not see the issuance of shares in this amount in the Statement of Shareholders' Equity or in the footnotes. Please tell us and revise the filing to disclose the transaction in detail.

RESPONSE:

The issuance related to the subsidiaries. The issuance provided cash for the group, so it would correctly be included in the Statement of Cash Flows, but since the shares issued were not that of the parent company (AMRE) these shares would not be recorded in the Statement of Shareholders' Equity.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
---------------------------------------------------
   9. We note several acquisitions that occurred during 2005. Please tell us why you did not provide pro forma financial statements and audited financial statements in accordance with Item 310 (c) of Regulation S-B.


RESPONSE:

The acquisitions were for shell companies that had no revenues, assets, or operations. The companies had been dormant for several years.

   10. As it relates to the acquisitions, please revise your footnotes to include all relevant disclosures required by paragraphs 51-55 of SFAS 141.

RESPONSE:

The acquisitions were of shells.

   11. We note your disclosure that there hasn't been any stock-based compensation awards to any employees. However, we note the exercise of stock options over the past two years. Please tell us and discloses how many stock options are outstanding, to whom they were issued and how they were recorded in the financial statements.

RESPONSE:

During the year ended December 31, 2004, AMRE granted 227,250 options to consultants, and those options were exercised before the end of the year. During 2005, the company (AMRE) issued 1,000,000 options to consultants. These options were exercised during the year. There were no options issued or outstanding at December 31, 2004, 2005, or 2006, by AMRE.

   12. Intangible assets appear to be a material component of your total assets. Please revise your filing to include disclosures regarding intangible assets. Reference is made to paragraphs 44-45 of SFAS 142. In addition, please tell us and include in your disclosure, your policy for impairment testing.

RESPONSE:

The intangible assets relates to software that was developed by RoboServer, and is currently marketable. As Roboserver continues to enhance the software, the costs are capitalized.

NOTE 4. NOTES PAYABLE

   13. We note from your disclosure that you have a note dated in 2002 in the amount of $50,000. Please tell us why this note was not shown in the 2004 10-K or tell us where it is presented.




RESPONSE:

This note is in a subsidiary of AMRE. The company acquired a "Pink Sheet" company, and the note was in the "Pink Sheet" company. The company recorded the investment at cost in 2004, and accordingly the note does not show up.

FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2006
-----------------------------------------------
FINANCIAL STATEMENTS
--------------------
STATEMENT OF CASH FLOWS, PAGE F-4
---------------------------------
   14. We note the purchase of intangible assets on the statement of cash flows. Please tell us what this purchase related to and the composition of the intangible assets.

RESPONSE:

It relates to expenditure on the RoboServer software, and enhancing the marketable prototypes. After the prototypes were commercially marketable, the costs associated with the enhancement of the software are capitalized as an intangible asset. These costs were expensed as research and development costs until the product was marketable.

NOTES TO FINANCIAL STATEMENTS
-----------------------------
   15. We note that you acquired controlling interest in Kootenai Corp. and BizAuctions Corp. during 2006. Pleases address the following points in your response.
          - Please tell us and disclose the ownership interests in each acquisition
          - Pleases tell us the value of the BizAuction acquisition and how it was determined.
          - Please provide all relevant disclosures required per paragraphs 58 of SFAS 141
          - We note BizAuctions had contingencies of $95,571 at the time of the acquisition. Please tell us and revise the disclosure to include the nature of the contingencies.

RESPONSE:

BizAuctions Corp. was organized during 2006 and was 100% owned by Net2Auction, Inc. Kootenai Corp. acquired 100% of BizAuctions Corp. from Net2Auction, Inc. for the issuance of Fifty Million shares of its common restricted stock. Net2Auction, Inc. acquired 50.2% of the voting common stock and 12,000,000 shares of Series A Preferred from the largest shareholder of Kootenai Corp. for $171,000 in cash and took control of the Company during 2006. Upon conversion of its Series A Preferred stock, collectively, the Company has 75.9% control.


The contingencies in BizAuctions are as follows:

1.     PA Unemployment Fund      	1,150.23     8/6/2001

2.     Corrflex Display & Packaging	5,785.70     12/15/2000

3.     Minnos Gourmet Pizza, Inc.	63,366.00    4/29/2003

4.     FED X Ground              	2,631.93     4/27/2001

5.     New York State Tax Commission	846.00       5/10/2001

6.     Pineridge Group, Inc.     	3,689        1/21/1998

7.     Group Publications        	535          3/20/1998

8.     Interplan LLC             	10,000       9/25/2003

9.     Connolly Epsteen          	7,567.39     3/6/2001

TOTAL:                          	$95,571.25





Thank-you for your help in regards to this matter. If you have any questions regarding the above, please contact me at (702) 214-4249 or Mr. Brent Crouch at
(702) 214-4248.

Sincerely,

AMERIRESOURCE TECHNOLOGIES, INC.

/s/ Delmar Janovec
------------------
Delmar Janovec
President

DAJ: dj

CC: Brent Crouch, CPA
    Jason Griffith/De Joya Griffith & Co.
    Clyde Bailey, CPA
    Michael Golightly, Attorney-at-Law